

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Robert S. Ehrlich
Chief Executive Officer
Arotech Corporation
1229 Oak Valley Drive
Ann Arbor, MI 48108

>   **Re: Arotech Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 12, 2013**
>   **File No. 000-23336**

Dear Mr. Ehrlich:

We have reviewed your response letter dated September 17, 2013 and related filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proposal Number 5, Quasi-Reorganization, page 10

1. We note your response to prior comments 1 and 2 but the substantive changes in your business that would represent a reorganization at this time remain unclear to us, as you appear to have been operating your current lines of business for several years now. We note that the research and development that led to the zinc-air technology being used currently in your Battery and Power Systems Division started years earlier than in January 1998 when you incorporated your subsidiary EFB, through which these products were developed. In addition, we see that your current Training and Simulation Division was started in 2002 with the acquisition of IES Interactive training and you have generated substantial operating results from that business since that date. Please further explain to us the substantial changes to your underlying business and technology since inception and clarify for us how any of these changes represent an actual reorganization that at this time that would support quasi-reorganization accounting.

2. We also note your discussion on page 11 of the Schedule 14A that your losses include substantial charges from financings and acquisitions as well as intensive research, development and marketing. Since these activities appear to be part of the history of your continuing operations please tell us why you believe the accounting in a quasi-reorganization would result in a meaningful presentation that shows the historical cost of developing your business.

3. Further, as your response to prior comment 2 appears to suggest that the "prominent" change in your business occurred in 2002 when you discontinued your electric vehicle and consumer battery operations but that you did not meet the eligibility requirements of quasi-reorganization accounting at that time since you were not reasonably expected to, and in fact did not, have profitable operations in the periods immediately following, please clarify for us why it would be appropriate to effect that accounting more than 10 years after that "prominent" change. Tell us why it would be appropriate to eliminate the operating results of your current lines of business for the periods following that change (i.e., since 2002) as part of this accounting.

4. We reference prior comment 4.   Please further clarify for us how you considered your forecasted results in concluding that you reasonably expect to have profitable operations in future periods as required by SEC *Financial Reporting Release Section 210 Quasi-Reorganization* (ASR 25). Please note that your consideration of profitability should include unallocated corporate expenses rather than focusing on segment income. Provide us with information about your customer base and long-term contracts and explain why you believe that your business will be profitable in the future. We note that you have a very limited history of positive operating results, the backlog for your training and simulation division decreased to $51.1 million at June 30, 2013 compared to $78.7 million at June 30, 2012 and that you continue to have a full valuation allowance on your deferred tax asset as of June 30, 2013.

5. We note from your response to prior comment 5 that your auditors have yet to conclude that the Reorganization is in accordance with accounting principles generally accepted in the United States (GAAP) absent finalization of the complete accounting for the Reorganization. Please help us understand why your auditors have not yet determined whether the reorganization is in accordance with GAAP. Please tell us if **y**our auditors determined whether you meet the requirements in ASR 25 to be eligible for the quasi-reorganization, and if so, explain the factors that they considered in their conclusion. Please also explain why you believe it is appropriate to have your shareholders vote on a proposal that has not been determined to be in accordance with GAAP.

6. As a related matter, please revise page 11 of the Schedule 14A to include more robust disclosure about why the reorganization is dependent on the determination by your accountants that it is in accordance with GAAP. In this regard, please disclose why your auditors have not yet concluded on whether the reorganization is in accordance with

GAAP, what additional information they need in order to make that determination and when they expect to conclude on the accounting.

7. Please refer to prior comment 6. In the event that you continue to believe you are eligible for quasi-reorganization accounting, please tell us when you will provide the pro forma financial information required by Rule 11-01 of Regulation S-X reflecting the effect of the quasi-reorganization. Please explain to us why you do not believe that pro forma information showing the impact of the quasi-reorganization, including fair value adjustments, is material information that should be presented to shareholders voting on this transaction.

8. Please refer to prior comment 7. Please tell us when you will complete your goodwill impairment analysis that you performed as of June 30, 2013 under FASB ASC 350-10. We note that your goodwill and net assets are currently in excess of your market capitalization.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding these comments. Please contact Martin James at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Steven M. Skolnick (via E-mail)